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PROSPECTUS SUPPLEMENT	FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED APRIL 13, 2001	FILE NUMBER 333-58960

CALYPTE BIOMEDICAL CORPORATION

WARRANT FOR 200,000 SHARES OF COMMON STOCK

    You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

    On August 17, 2001, we issued a notice to AMRO International, S.A ("AMRO") in connection with the Stock Purchase Warrant (the "Warrant") that we had issued on January 24, 2001 to AMRO to purchase up to 200,000 shares of the Company's common stock (the "Warrant Shares"). We had issued the Warrant to AMRO in connection with the Convertible Debentures and Warrants Purchase Agreement dated January 22, 2001. The notice reduced the exercise price of the Warrant from $1.50 per share to $0.15 per share for a period of twenty business days commencing on August 17, 2001, after which, the exercise price of any Warrant Shares that were not exercised would return to the original $1.50 per share price. On August 21, 2001, AMRO exercised the Warrant for the purchase of all 200,000 Warrant Shares.

    The attached prospectus relates to the resale of shares acquired by AMRO pursuant to the Convertible Debentures and Warrants Purchase Agreement and the Warrant. Because AMRO may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

    We will not receive any of the proceeds from this sale of the Warrant Shares by AMRO. However, we have received the sale price of Warrant Shares sold to AMRO. We expect to use the proceeds of this sale of common stock for general corporate purposes.

    This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. For a description of certain factors that should be considered by prospective Investors, see "Risk Factors" beginning on page 5 of the accompanying prospectus and updates to those risk factors in our subsequent filings with the Securities and Exchange Commission which are incorporated by reference into the accompanying prospectus.

    These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

    The date of this Prospectus Supplement is August 21, 2001.

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CALYPTE BIOMEDICAL CORPORATION WARRANT FOR 200,000 SHARES OF COMMON STOCK